EXHIBIT 99

TXU CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended Sept 30, 2006
(millions of dollars, except per share amounts)
Operating revenues	$11,237

Costs and expenses:
Fuel, purchased power and delivery fees	3,274
Operating costs	1,405
Depreciation and amortization	824
Selling, general and administrative expenses	804
Franchise and revenue-based taxes	382
Other income	(138)
Other deductions	240
Interest income	(43)
Interest expense and related charges	851

Total costs and expenses	7,599

Income from continuing operations before income taxes, extraordinary loss and cumulative effect of change in accounting principle	3,638

Income tax expense	1,227

Income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	2,411

Income from discontinued operations, net of tax effect	80

Extraordinary loss, net of tax effect	(50)

Cumulative effect of change in accounting principle, net of tax effect	(8)

Net income available for common stock	$2,433

Average shares of common stock outstanding (millions):
Basic	464
Diluted	473

Per share of common stock - Basic:
Income from continuing operations	$5.21
Income from discontinued operations, net of tax effect	0.17
Extraordinary loss, net of tax effect	(0.11)
Cumulative effect of change in accounting principle, net of tax effect	(0.02)

Net income available for common stock	$5.25

TXU CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended Sept 30, 2006
(millions of dollars, except per share amounts)
Per share of common stock - Diluted:
Income from continuing operations	$5.11
Income from discontinued operations, net of tax effect	0.17
Extraordinary loss, net of tax effect	(0.11)
Cumulative effect of change in accounting principle, net of tax effect	(0.02)

Net income available for common stock	$5.15

Dividends declared	$1.652